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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

THE GENLYTE GROUP INCORPORATED
(Name of Subject Company (Issuer))

GOLF MERGER SUB, INC.
a wholly owned subsidiary of

PHILIPS HOLDING USA INC.
a wholly owned subsidiary of

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share,
and associated preferred stock purchase rights
(Title of Class of Securities)

372302109
(CUSIP Number of Class of Securities)

Joseph E. Innamorati, Esq.
Golf Merger Sub, Inc.
1251 Avenue of the Americas
New York, NY 10020-1104
(212) 536-0641
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 Neil T. Anderson, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$2,631,988,309.00	$80,802.04

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 27,560,087 outstanding shares of common stock, par value $0.01 per share, including, if any, the associated preferred stock purchase rights issued under the Rights Agreement, dated as of September 13, 1999, between The Genlyte Group Incorporated and The Bank of New York (such rights, together with the shares of the Company's common stock, the "Shares"), at a price of $95.50 per Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of November 25, 2007.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$80,802.04	Filing Party:	Golf Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 30, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 2 (this "Amendment") amends and supplements Item 11 in the Tender Offer Statement on Schedule TO, filed on November 30, 2007 (the "Schedule TO") with the Securities and Exchange Commission by Golf Merger Sub, Inc., a Delaware corporation, and Philips Holding USA Inc., a Delaware corporation, as amended on December 19, 2007.

        Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.      Additional Information

        The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters—Foreign Filings—Canada" is hereby amended and supplemented as follows:

  On December 21, 2007, the applicable waiting period under the Competition Act expired. On the same day, the Canadian Commissioner notified the Company that it will not initiate proceedings before the Competition Tribunal.

2

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLF MERGER SUB, INC.
By:	/s/ WARREN T. OATES, JR. Name: Warren T. Oates, Jr. Title: Secretary

Dated: December 28, 2007

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  Item 11. Additional Information
SIGNATURES